U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 1-15270

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

4.4.	Perpetual Subordinated Indenture between Nomura Holdings, Inc. and Citibank, N.A., as Trustee

4.5.	Form of $1,000,000,000 7.000% Fixed Rate Resetting Perpetual Subordinated Debt Securities

4.6.	Form of $750,000,000 4.904% Senior Fixed Rate Notes due 2030

4.7.	Form of $500,000,000 5.491% Senior Fixed Rate Notes due 2035

5.3.	Opinion of Sullivan & Cromwell LLP relating to the $1,000,000,000 7.000% Fixed Rate Resetting Perpetual Subordinated Debt Securities

5.4.	Opinion of Anderson Mori & Tomotsune relating to the $1,000,000,000 7.000% Fixed Rate Resetting Perpetual Subordinated Debt Securities

5.5.	Opinion of Sullivan & Cromwell LLP relating to the $750,000,000 4.904% Senior Fixed Rate Notes due 2030 and the $500,000,000 5.491% Senior Fixed Rate Notes due 2035

5.6.	Opinion of Anderson Mori & Tomotsune relating to the $750,000,000 4.904% Senior Fixed Rate Notes due 2030 and the $500,000,000 5.491% Senior Fixed Rate Notes due 2035

The registrant hereby incorporates the foregoing Exhibits to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, filed with the Securities and Exchange Commission on December 19, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 1, 2025	By:	/s/ Kenichiro Asano
Kenichiro Asano
Managing Director Treasury Department